July 17, 2018

Shawn Guertin
Chief Financial Officer
Aetna Inc.
151 Farmington Ave.
Hartford, CT 06156

       Re: Aetna Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 23, 2018
           File No. 001-16095

Dear Mr. Guertin:

        We have reviewed your June 26, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2018 letter.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements
3. Acquisition, Divestiture, Terminated Acquisition and Terminated Divestiture Divestiture of Group Life Insurance, Group Disability Insurance, and Absence Management
Businesses, page 105

1. Please refer to your response to our prior comment 1. You indicate that the cash ceding commission of $1.45 billion paid from HLAIC to Aetna represents the consideration for the rights to the existing and future profits of the reinsured business. You represent that it does not represent the risk of HLAIC assuming the Group Insurance business. Rather, you represent that HLAIC is compensated for assuming the risk of the Group Insurance
 Shawn Guertin
Aetna Inc.
July 17, 2018
Page 2
         business through the delivery of the $3.33 billion of investment assets and cash into the comfort trust account.
           Tell us whether the $1.45 billion and the $3.33 billion amounts reasonably reflect the amounts that a third party would separately pay for the reinsured business and for assuming the risk of the Group Insurance business, respectively.
           If HLAIC is compensated for assuming the risk of the Group Insurance business through the delivery of the $3.33 billion of investment assets and cash into the comfort trust account, tell us with reference to authoritative literature why the $3.33 billion is not a reinsurance premium that should be allocated between the retroactive and prospective portions of the contract with each accounted for separately following the applicable literature in ASC 944. If one used your basis of allocation of 86.4% to prospective and 13.6% to retroactive, strictly as an example, this would result in a prepaid premium of $2.88 billion related to the prospective portion and $.45 million paid for the retroactive portion, resulting in a deferred gain for the retroactive portion of $2.52 billion (i.e. the excess of the net liabilities transferred of $2.97 billion over the amount paid of $.45 million, as allocated).
           Regarding the $1.45 billion paid from HLAIC to Aetna, tell us more specifically what the "rights to the existing and future profits of the reinsured business" represent including, with reference to authoritative literature, whether or not you consider the
            Group Insurance Sale to be that of a business. Explain to us why or why not. If the
            Group Insurance Sale is that of business, tell us how you comply with ASC 810-10-
            40-3A through 40-6.
       You may contact Lisa Vanjoske at (202) 551-3614 or Jim Rosenberg at
(202) 551-3679 if
you have questions regarding the comment.

FirstName LastNameShawn Guertin
Comapany NameAetna Inc.
                                                               Division of
Corporation Finance
July 17, 2018 Page 2                                           Office of
Healthcare & Insurance
FirstName LastName